UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )1

Acco Brands Corporation

(Name of Issuer)

Common Stock ($0.01 par value) and the associated preferred share purchase rights

(Title of Class of Securities)

000081T 10 8

(CUSIP Number)

Arthur Schiller
Lane Industries, Inc
1200 Shermer Road
Northbrook, Illinois 60062
(847) 291-5703

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000081T 10 8			Page 2 of 6

1.	Name of Reporting Person: Lane Industries, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only): 36-2668230

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,873,237 shares.

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 9,873,237 shares.

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,873,237 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.0%

14.	Type of Reporting Person (See Instructions): CO/HC

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred share purchase rights, of Acco Brands Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 300 Tower Parkway, Lincolnshire, IL 60069.
Item 2. Identity and Background.
     Lane Industries, Inc. (“Lane”), is a Delaware corporation and its principal business is acting as a diversified holding company. Lane’s principal office and principal place of business is located at 1200 Shermer Road, 4th Floor, Northbrook, IL 60062. During the last five years, Lane (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, Lane was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On August 17, 2005, the business combination provided for by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 15, 2005, by and among General Binding Corporation (“GBC”), Fortune Brands, Inc. (“Fortune”), the Issuer and Gemini Acquisition Sub, Inc., a subsidiary of the Issuer (“Acquisition Sub”), whereby Fortune spun off the Issuer to its shareholders, immediately after which Acquisition Sub merged with and into GBC, with GBC surviving (the “Merger”), became effective. As a result of the Merger, GBC became a wholly-owned subsidiary of the Issuer and each outstanding share of GBC common stock and GBC Class B common stock was converted into the right to receive one share of Common Stock. As a result of the consummation of the Merger, Lane, which owned shares of GBC common stock and GBC Class B common stock, became a shareholder of the Issuer.
     This Schedule 13D is being filed to reflect the Common Stock that Lane has the right to receive pursuant to the Merger Agreement in exchange for the shares of GBC common stock and GBC Class B common stock held by Lane prior to the Merger.
Item 4. Purpose of the Transaction.
     As described in Item 3 above, Lane has the right to receive shares of Common Stock upon the conversion of the GBC common stock and GBC Class B common as a result of the consummation of the Merger. The Common Stock is being held for investment purposes.
     As described further in Item 6 below, pursuant to a Registration Rights Agreement dated as of March 15, 2005 between Lane and the Issuer (the “Registration Rights Agreement”), Lane has the right to demand the Issuer register some or all of Lane’s shares of Common Stock, subject to the terms of the Registration Rights Agreement. The foregoing discussion is qualified in it entirety by reference to the Registration Rights Agreement, which is included as an exhibit to this Statement and is incorporated by reference herein.
     Other than as set forth herein, Lane currently has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
          (a) Lane currently holds 9,873,237 shares of Common Stock. This number of shares equals 19.0% of the outstanding Common Stock.
          (b) The number of shares of Common Stock as to which there is sole power to vote or direct the vote and sole power to dispose or direct the disposition of is 9,873,237 shares, approximately 19.0% of the voting power.
          (c) Not Applicable.
          (d) Not Applicable.
          (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
The information relating to the Merger Agreement set forth in Item 3 is incorporated herein by reference to this Item 6.
In connection with the Merger Agreement, Lane and the Issuer entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, Lane has the right, subject to certain restrictions, to demand that the Issuer file, prior to August 17, 2010, up to three registration statements to register the resale of Lane’s shares of Common Stock. The Issuer must use its commercially reasonable efforts to effect the registration of the shares, but the Issuer is not required to cause any registration statement demanded by Lane to become effective prior to the day that is 180 days after August 17, 2005. In addition, subject to customary limitations, Lane has the right to cause the Issuer to include Lane’s shares of Common Stock in other registration statements filed by the Issuer.
In connection with the Merger Agreement, Lane entered into an Affiliate Agreement dated as of August 2, 2005 with the Issuer (the “Affiliate Agreement”). Under the terms of the Affiliate Agreement, Lane agreed, among other things, not to sell or dispose of its Common Stock except pursuant to an effective registration statement, in accordance with Rules 144 and 145 promulgated under the Securities Act of 1933, as amended, or in a transaction which in the opinion of counsel or as described in a “no action” or interpretative letter from the Staff of the Securities and Exchange Commission, is not required to be registered.
The summaries of the Merger Agreement, Registration Rights Agreement and Affiliate Letter contained in this Item 6 are qualified in their entirety by reference to the Merger Agreement, Registration Rights Agreement and Affiliate Letter, each of which is filed herewith as an exhibit and each of which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of March 15, 2005, by and among Fortune Brands, Inc., ACCO World Corporation, Gemini Acquisition Sub, Inc. and General Binding Corporation (incorporation herein by reference to Annex A to the Issuer’s Amendment No. 2 to Registration Statement on Form S-4/A dated July 15, 2005)

99.2	Registration Rights Agreement, dated as of March 15, 2005, by and between ACCO World Corporation and Lane Industries, Inc. (incorporation herein by reference to Exhibit 4.2 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-4/A dated June 22, 2005)
99.3	Affiliate Letter, dated as of August 2, 2005 between Lane Industries, Inc. and Acco World Corporation

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 25, 2005

LANE INDUSTRIES, INC.
By:	/s/ Arthur J. Schiller
	Name:	Arthur J. Schiller
	Title:	Senior Vice President, Secretary and General Counsel

APPENDIX I
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF LANE INDUSTRIES, INC.
The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of Lane Industries, Inc. Unless otherwise noted, each person is a citizen of the United States and each such person’s business address is 1200 Shermer Road, 4th Floor, Northbrook, IL 60062.

Name and Address	Title	Principal Occupation

Andrew N. Lane	Director	Private Investor

19351 Highway 82
Carbondale, Co 81623

Jeffrey P. Lane	Director	President, Bell Ranch

Bell Ranch
706 Mule Creek Drive
Solano, NM 87746

Nelson P. Lane	Director	Private Investor

1286 Spring Creek Road
Silverthorne, CO 80498

Kenneth Aldridge	Director	President, Aldridge Electric

Aldridge Electric
28572 N. Bradley Road
Libertyville, IL 60048

James Friedlieb	Director	Partner, Arthur Andersen

Arthur Andersen
33 West Monroe Street Chicago, IL 60603

Forrest M. Schneider	Executive Officer	President and Chief Executive Officer of Lane Industries, Inc.

Arthur J. Schiller	Executive Officer	Senior Vice President, Secretary & General Counsel of Lane Industries, Inc.

Richard R. Fabbrini	Executive Officer	Senior Vice President and Chief Financial Officer of Lane Industries, Inc.

Jaime Knez	Executive Officer	Vice President – Treasurer of Lane Industries, Inc.

William M. Keating	Executive Officer	Vice President of Lane Industries, Inc.